UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RAPID7, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,176,495 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 6,176,495 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,176,495 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,207,601 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 3,207,601 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,207,601 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 53,947 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 53,947 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,947 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,384,096 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 9,384,096 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,384,096 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,438,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,438,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,438,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rapid7, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 100 Summer Street, Boston, Massachusetts 02110.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“Management VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“TCM VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) David L. Yuan (“Mr. Yuan”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”) and (14) John C. Rosenberg (“Mr. Rosenberg”). TCV VII, TCV VII(A), Member Fund, Management VII, TCM VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Yuan, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV VII, TCV VII(A), Member Fund, Management VII and TCM VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VII is the direct general partner of TCV VII and TCV VII(A). TCM VII is the direct general partner of Management VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Yuan, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg (collectively, the “Class A Directors”) are the Class A Directors of TCM VII and are limited partners of Management VII and Member Fund. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Series B Convertible Preferred Stock Purchase Agreement

Pursuant to the terms of a Stock Purchase Agreement, dated as of January 4, 2012, by and among the Company, a former stockholder of the Company, the TCV Funds and certain other investors, the former stockholder sold to the TCV Funds, and the TCV Funds purchased from such former stockholder, an aggregate of 15,995 shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $7.2740 per share in the amounts set forth below.

Name of Investor	Number of Shares of Series B Convertible Preferred Stock Purchased
TCV VII	10,468
TCV VII(A)	5,436
Member Fund	91

In consideration for the sale of the Series B Convertible Preferred Stock to the TCV Funds, the TCV Funds paid to the former stockholder an aggregate of $116,347.63. The source of funds used for the acquisition of the Series B Convertible Preferred Stock by the TCV Funds was capital contributions from their respective partners.

Each share of Series B Convertible Preferred Stock owned by the TCV Funds converted into one share of Common Stock upon the closing of the Company’s initial public offering (the “IPO”) on July 22, 2015, or an aggregate of 15,995 shares of Common Stock.

Series C Convertible Preferred Stock Purchase Agreement

Pursuant to the terms of a Series C Convertible Preferred Stock Purchase Agreement, dated as of November 16, 2011, by and among the Company, the TCV Funds and certain other investors, the Company issued and sold to the TCV Funds, and the TCV Funds purchased from the Company, an aggregate of 6,873,797 shares of the Company’s Series C Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $7.2740 per share in the amounts set forth below.

Name of Investor	Number of Shares of Series C Convertible Preferred Stock Purchased
TCV VII	4,498,677
TCV VII(A)	2,336,270
Member Fund	38,850

In consideration for the issuance and sale of the Series C Convertible Preferred Stock to the TCV Funds, the TCV Funds paid the Company an aggregate of $49,999,999.38. The source of funds used for the acquisition of the Series C Convertible Preferred Stock by the TCV Funds was capital contributions from their respective partners.

Each share of Series C Convertible Preferred Stock owned by the TCV Funds converted into one share of Common Stock upon the closing of the IPO, or an aggregate of 6,873,797 shares of Common Stock.

Series D Convertible Preferred Stock Purchase Agreement

Pursuant to the terms of a Series D Convertible Preferred Stock Purchase Agreement, dated as of December 9, 2014, by and among the Company, the TCV Funds and certain other investors, the Company issued and sold to the TCV Funds, and the TCV Funds purchased from the Company, an aggregate of 1,298,252 shares of the Company’s Series D Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $11.554 per share in the amounts set forth below.

Name of Investor	Number of Shares of Series D Convertible Preferred Stock Purchased
TCV VII	849,507
TCV VII(A)	441,169
Member Fund	7,576

In consideration for the issuance and sale of the Series D Convertible Preferred Stock to the TCV Funds, the TCV Funds paid the Company an aggregate of $15,000,003.61. The source of funds used for the acquisition of the Series D Convertible Preferred Stock by the TCV Funds was capital contributions from their respective partners.

Each share of Series D Convertible Preferred Stock owned by the TCV Funds converted into one share of Common Stock upon the closing of the IPO, or an aggregate of 1,298,252 shares of Common Stock.

In addition, pursuant to the terms of the Company’s Certificate of Incorporation then in effect, the holders of shares of Series D Convertible Preferred Stock had the right to be issued additional shares of Common Stock upon the conversion of the Series D Convertible Preferred Stock in the IPO. Accordingly, on July 22, 2015, concurrently with the closing of the IPO, the TCV Funds were issued an additional aggregate 937,499 shares of Common Stock in the amounts set forth below.

Name of Investor	Number of Shares of Additional Common Stock Received
TCV VII	613,450
TCV VII(A)	318,579
Member Fund	5,470

Private Placement Concurrent with IPO

Pursuant to the terms of a Common Stock Purchase Agreement, dated as of June 25, 2015, by and among the Company and the TCV Funds, on July 22, 2015 concurrently with the closing of the IPO, the TCV Funds purchased from the Company, in a private placement, an aggregate of 204,393, 106,147 and 1,960 shares of the Company’s Common Stock, respectively, at a purchase price of $16.00 per share (which was the price per share of Common Stock to the public in the IPO). The aggregate consideration paid by the TCV Funds to the Company as consideration for such purchase of Common Stock was $5,000,000. The source of funds used for the acquisition by the TCV Funds of the Common Stock in this private placement was capital contributions from their respective partners.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on July 22, 2015, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares (*)
TCV VII	6,176,495	(**)	15.94%
TCV VII(A)	3,207,601	(**)	8.28%
Member Fund	53,947	(**)	0.14%
Management VII	9,384,096	(**)	24.22%
TCM VII	9,438,043	(**)	24.35%
Mr. Hoag	9,438,043	(**)	24.35%
Mr. Kimball	9,438,043	(**)	24.35%
Mr. Drew	9,438,043	(**)	24.35%
Mr. Reynolds	9,438,043	(**)	24.35%
Mr. Yuan	9,438,043	(**)	24.35%
Mr. Trudeau	9,438,043	(**)	24.35%
Mr. Marshall	9,438,043	(**)	24.35%
Mr. McAdam	9,438,043	(**)	24.35%
Mr. Rosenberg	9,438,043	(**)	24.35%

(*)	All percentages in this table are based on (i) 38,752,417 shares of Common Stock of the Company outstanding after the closing of the IPO, including the exercise in full of the underwriters’ option, as reported in the prospectus, dated July 16, 2015, as filed by the Company with the Securities and Exchange Commission on July 17, 2015 pursuant to Rule 424(b)(4), plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(i) with respect to such Reporting Persons.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and has the sole power to vote or direct the vote of such shares.

TCM VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A), and Member Fund except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII, TCV VII(A) and Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned of record by TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Please see Item 3 above. Pursuant to the terms of a Common Stock Purchase Agreement, dated as of June 25, 2015, by and among the Company and the TCV Funds, on July 22, 2015 concurrently with the closing of the IPO, the TCV Funds purchased from the Company, in a private placement, an aggregate of 204,393, 106,147 and 1,960 shares of the Company’s Common Stock, respectively, at a purchase price of $16.00 per share (which was the price per share of Common Stock to the public in the IPO). The aggregate consideration paid by the TCV Funds to the Company as consideration for such purchase of Common Stock was $5,000,000.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Investors’ Rights Agreement

Pursuant to an Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (the “Investors’ Rights Agreement”), by and between the Company on the one hand, and the TCV Funds and certain other parties on the other hand, the Company granted certain rights with respect to the registration of shares of capital stock of the Company held by the TCV Funds and the other parties to the agreement. Such registration rights include rights of the TCV Funds to make two requests for registration of their shares and to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company or certain other parties to the Investors’ Rights Agreement, in each case, subject to specified conditions and limitations set forth in the Investors’ Rights Agreement.

The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations, subject to specified conditions and limitations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.

A copy of the Investors’ Rights Agreement is filed as Exhibit 2 to this filing and is incorporated by reference herein.

Lock-Up Agreements

In connection with the closing of the IPO, the Reporting Parties and substantially all other holders of the Common Stock prior to the completion of the IPO entered into lockup agreements (the “Lockup Agreements”) with the underwriters of the IPO. Pursuant to the Lockup Agreements, subject to certain exceptions, such Reporting Persons agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of the underwriters for a period of 180 days after July 16, 2015 (the “restricted period”).

In addition, such Reporting Persons agreed that, without the prior written consent of each of the underwriters, they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

A copy of the form of Lockup Agreement is filed as Exhibit 3 to this filing and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3 - Form of Lockup Agreement entered into by the Reporting Parties (incorporated by reference from Exhibit A of Exhibit 1.1 to Rapid7, Inc.’s Registration Statement on Form S-1/A filed on July 6, 2015)

Exhibit 4 - Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5 - Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 6 - Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2015

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3 - Form of Lockup Agreement entered into by the Reporting Parties (incorporated by reference from Exhibit A of Exhibit 1.1 to Rapid7, Inc.’s Registration Statement on Form S-1/A filed on July 6, 2015)

Exhibit 4 -Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5 - Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 6 - Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)